

CAPITOL FEDERAL® FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 18, 2014

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES QUARTERLY DIVIDEND

Topeka, KS – Capitol Federal® Financial, Inc. (NASDAQ: CFFN) (the "Company") announced today that its Board of Directors has declared a quarterly cash dividend of $0.075 per share on outstanding CFFN common stock.

The dividend is payable on August 15, 2014 to stockholders of record as of the close of business on August 1, 2014.

The Company will release financial results for the quarter ended June 30, 2014 on July 28, 2014 before the market opens. The Company's Form 10-Q for the quarter ended June 30, 2014 will be filed with the Securities and Exchange Commission ("SEC") on or about August 4, 2014.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank, which operates 47 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave	700 S Kansas Ave
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com